Mexus Gold US
1805 N. Carson Street, Suite #8
Carson City, NV 89701

March 4, 2016

John Reynolds
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:    Mexus Gold US (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed February 11, 2016
File No. 000-52413

Dear Mr. Reynolds:

Please allow this to respond to your letter dated February 18, 2016.  For your convenience, we have included your comments followed by the Company’s response.

General

1.  We note on October 5, 2015, the staff sent you a letter regarding your auditor’s suspension from appearing or practicing before the Commission.  Please tell us what steps you are taking to address the staff’s October 5, 2015 letter.

The Company has retained RSBM, LLP, which is currently registered with the PCAOB, to re-audit the Company’s financial statements for the year ended March 31, 2015.  The Company intends to file the re-audit with the filing of the Company annual report for the year ended March 31, 2016.

2. We also note that your Form S-8 (333-205912) filed on July 29, 2015 incorporates by reference De Joya Griffith audited financials.  Please advise of any sales made using the Form S-8.

The Company has issued a total of 13,750,000 shares of common stock using the Form S-8.  Of this total, 5,750,000 shares were inadvertently issued after receipt of the October 5, 2015 notice of the auditor’s suspension.  All 5,750,000 shares have been returned to the Company and will be cancelled.

Thank you.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

Mexus Gold US

/s/ Paul Thompson Sr.
Paul Thompson Sr.
President

ACKNOWLEDGEMENT

Mexus Gold US (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mexus Gold US

/s/ Paul Thompson Sr.
Paul Thompson Sr.
President